EXHIBIT 77(d)

On Friday, October 18, 2013, the Registrant held a regularly scheduled Board of Trustees meeting. At the meeting, a portfolio manager noted that based on the increasing prepayments and refinancing from the Registrant’s mezzanine debt borrowers, management believed that the Registrant would benefit from investment in publicly traded high yield bank loans. It was noted that the Registrant’s current investment objective only contemplated investment in marketable debt securities (including high yield securities) on a temporary basis. After discussion, the Registrant’s Board of Trustees unanimously approved to amend the investment objective to remove the temporary restriction so that the Registrant may invest, subject to certain limitations, in marketable investment grade debt securities, other marketable debt securities (including high yield securities) and marketable common stock. The Registrant’s restated non-fundamental investment objective reads as follows:

“Investment Objective. Registrant’s investment objective is to maintain a portfolio of securities providing a fixed yield and at the same time offering an opportunity for capital profits. Registrant invests, by direct purchase from issuers or dealers, in long-term debt obligations and preferred stocks (“direct placement securities”). Such direct placement securities may, in some cases be accompanied by (and forming a part of the “package” purchased) interests, rights, or privileges (“equity features”) available to the holder which, if separately transferable, will themselves provide the possibility for capital profit or, if not separately transferable, will provide the means for enhancing the value of the obligations or preferred stocks for ultimate sale. Obvious examples of such rights or privileges are rights to convert the direct placement securities into shares of common stock of the issuer or an affiliate or warrants for the purchase of such shares. However, Registrant is not limited to traditional equity features, but may find the opportunity for capital appreciation available in rights to payments contingent on the earnings of a company, rights to mineral production payments, privileges with respect to the acquisition or proceeds of sale of equity interest, or other rights or privileges.

Registrant, on the basis of experience, expects that when it realizes proceeds from the sale, payment or redemption of investments or from the issuance of securities by Registrant, new direct placement securities appropriate for investment by Registrant will not always be available. In such event, Registrant will invest such proceeds~~, at least temporarily,~~ in publicly traded bonds of investment quality and in other marketable debt securities (not excluding money market instruments, commercial paper and cash equivalents where greater liquidity is deemed advisable) and, to an extent not exceeding 5% of portfolio market value, in marketable common stocks. The value of Registrant’s total investments in this general category may at times reach as high as 50% of the market value of Registrant’s portfolio, but Registrant will in any event be seeking to apply the funds so invested at the earliest opportunity to the purchase of direct placement securities as described above.”

Registrant’s investment objective may be changed without shareholder approval.